VIA EDGAR AND FACSIMILE
July 9, 2009
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Re:	Kaydon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009
File No. 1-11333
Dear Mr. O’Brien:
The following sets forth the response of Kaydon Corporation, a Delaware corporation (the “Company”) to your letter dated June 18, 2009 regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended April 4, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 7, 2009. For your convenience, we have set forth below the text of the comments contained in your letter (the “Staff’s Comments”), followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the year ended December 31, 2008, or the Definitive Proxy Statement on Schedule 14A filed on April 7, 2009.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Analysis of 2008 Operations Compared to 2007 Operations, page 9
Staff’s Comment #1: In future filings, please ensure you quantify the impact of each factor when you identify multiple and/or offsetting factors contributing to fluctuations. For example, quantify the impact a full year of sales from Avon had on consolidated net sales and on Friction Control Products’ net sales. Also refer to your discussion of the factors impacting the other reportable segments’ net sales that do not provide quantification of the factors disclosed. Further, your discussion of gross margin attributes the decline to a combination of (a) product mix shifts, (b) incurrence of costs for the wind

Securities and Exchange Commission
July 9, 2009

energy expansion, and (c) inclusion of Avon without quantification. Refer to Items 303(A)(3)(i) and (iii) of Regulation S-K for guidance.
Company’s Response: In future filings we will expand disclosures to better quantify each factor when we identify multiple and/or offsetting factors contributing to fluctuations. The Company notes the Staff’s examples and will ensure that the aforementioned quantification is completed for fluctuations with multiple and/or offsetting factors throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Staff’s Comment #2: In future filings, please provide a more detailed analysis of the factors that impact the areas comprising income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross margins, selling, general and administrative expenses as a percentage of net sales, operating income margins, et cetera. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.
Specifically, you attribute several factors to the changes in net sales for each of the reportable segments. However, you provide limited insight as to the causes behind each of the factors disclosed. For example, you note that the decline in Sealing Products’ net sales is due to lower demand in the defense and railroad markets while the demand in the petroleum processing market was flat. It is unclear how this disclosure adequately explains to investors why the decline in the Sealing Products’ net sales occurred and whether further declines may be expected in the future.
Further, we note that you attribute the decline in gross margins to a shift in product mix, in part. However, you have not provided investors with any insight as to how the product mix has shifted, why there was a shift in product mix, and whether the product shift may remain constant or differ in the future.
Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. Please also note that the above are examples areas in your discussion and analyses that could be improved upon. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.
Company’s Response: In future filings we will provide a more detailed analysis of the factors that impact the areas comprising income from continuing operations, including a discussion of known trends or anticipated trends that are/or may continue to have an impact on net sales, gross margins, selling, general and administrative expenses as a percentage of net sales, operating income margins, et cetera. The Company notes the Staff’s comments that our discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen

Securities and Exchange Commission
July 9, 2009

through the eyes of management. The Company also recognizes that the Staff’s examples are not meant to represent an all-inclusive list where our Management’s Discussion and Analysis can be improved, and as such, the Company will provide further analysis throughout its discussion.
Critical Accounting Policies and Estimates, page 13
Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13
Staff’s Comment #3: We note that goodwill represents approximately 18% of total assets as of December 31, 2008 and April 4, 2009. We further note that the general economic environment has begun to impact your operating results. In future filings, please revise your discussion regarding your estimates of the fair value of the reporting units for purposes of testing goodwill for impairment to provide investors with a better understanding of your reporting units and how you estimate the fair values of the reporting units. Specifically, please ensure your disclosures address the following, as appropriate:
•	Define the reporting unit level at which you test goodwill for impairment, and disclose the number of reporting units you estimate the fair value for purposes of testing goodwill for impairment.

•	Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented. Please ensure your disclosure allows investors to identify the reportable segment the disclosed reporting units are included. If all of your reporting units have estimated fair values that materially exceed the carrying values, please disclose as such.

•	As your results began to be negatively impacted by the general economic environment and the credit crisis towards the end of fiscal year 2008 and into fiscal year 2009, please clarify whether the discounted cash flows models have factored in the declines in net sales and operating income.

•	We note that you have disclosed the discount rate and the growth rate in perpetuity used to calculate the terminal value. Please explain to investors why all of your reporting units were able to use the same discount rate and growth rate in perpetuity. Otherwise, please clarify what the rates disclosed represent.

•	For those reporting units with estimated fair values that are close to the carrying values, if any, please provide qualitative and quantitative descriptions of all the material assumptions used for each reporting unit and for each period presented and provide a sensitivity analysis of those assumptions. In

Securities and Exchange Commission
July 9, 2009

addition to the discount rate, examples of assumptions for a discounted cash flow method include (a) the revenue growth rates, (b) the operating profit margins, and (c) the terminal rate. Include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test.
Please provide us with the disclosures you intend to include in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Company’s Response: In future filings we will revise our discussion regarding our estimates of the fair values of our reporting units for purposes of testing goodwill for impairment aimed at providing investors with a better understanding of our reporting units and how we estimate their fair values. We will ensure that our disclosures address each of the items mentioned above, as applicable. Utilizing the disclosures in our Form 10-K for the fiscal year ended December 31, 2008 for illustrative purposes, the following is an example of the critical accounting policies and estimates disclosures we intend to include in future annual filings:
Impairment of Goodwill and Indefinite-Lived Intangible Assets —
     We test goodwill for impairment at the reporting unit level, which represents an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results. Currently eight of our reporting units have goodwill balances.
     We test for impairment of goodwill on an annual basis by comparing the fair value of each reporting unit with the reporting unit’s carrying amount. The fair value of the reporting unit is derived from an estimate of discounted future cash flows. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of its reporting units, it is possible a material change could occur. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
     In 2008, as of our annual assessment date, we used an 11 percent discount rate to calculate terminal value for all of our reporting units. In 2007 an 11.5 percent discount rate was utilized. The discount rate used each year is the value-weighted average of the Company’s estimated cost of equity and estimated cost of debt (“cost of capital”) derived using both known and estimated, customary, marketplace metrics, including a size risk premium. We currently utilize the same discount rate to estimate the fair value of all of our reporting units because we believe that the underlying similarities in the

Securities and Exchange Commission
July 9, 2009

businesses within our portfolio result in a common risk profile with regard to assumed variability of estimated future undiscounted cash flows. The principal marketplace metrics used in the estimation of the discount rate which changed from 2007 to 2008 were an industry capital structure that was more heavily weighted toward the debt component, which has a lower cost, and a reduction in treasury bond yields used in estimating the risk-free rate of return. Our calculation methodology was unchanged during 2008, and the consistent application of this methodology may result in changes in the discount rate in future periods.
     In addition, we currently utilize the same assumed growth rate in perpetuity in the discounted cash flow model of each of our reporting units because we assume that the long term growth rates following our planning periods for each our reporting units will approximate the overall long term economic growth rate.
     Our goodwill impairment testing in 2008 revealed that the excess of the estimated fair value of each of the reporting units tested materially exceeded their carrying amount as of the July 31st annual testing date. Assumptions regarding discount rate, revenue growth rates, operating profit margins and perpetuity growth rate may have a significant effect on the estimated fair value of our reporting units. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical ten percent decrease to the fair values of each reporting unit. The results of this ten percent hypothetical change in fair values would not have changed our conclusions.
     Potential goodwill impairment is identified if a reporting unit’s carrying amount is more than a reporting unit’s fair value. If this occurs, normally a third-party valuation specialist is utilized to assist the Company in determining the implied fair value of the reporting unit’s goodwill. The amount of any actual impairment loss is calculated by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill.
     Subsequent to the completion of our annual testing of goodwill impairment in 2008 the general economic environment and the credit crisis began to impact the operating results of our reporting units. We reviewed revised estimated future discounted cash flows of our reporting units based on lower estimated sales and operating income to determine if this impact would more likely than not reduce the fair value of the reporting units below their carrying amount, thereby indicating potential goodwill impairment. As a result of this review, we determined that the impact of the general economic environment and the credit crisis would not reduce the fair value of any reporting unit below its carrying amount.

Securities and Exchange Commission
July 9, 2009

Retirement Benefits, page 14
Staff’s Comment #4: We note that the change in your pension plans from being fully funded to an unfunded status is primarily due to adverse returns on your plan assets. We encourage you in future filings to provide a discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic benefit cost and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. Please include a discussion of those estimates and assumptions that are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.
Company’s Response: In future annual filings we will revise our discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in our determination of net periodic benefit cost, including the expected rate of return on plan assets, and the determination of whether additional cash contributions to the plans will need to be made. We will include a discussion of those estimates and assumptions that are more sensitive to current market conditions. We will also discuss the funding requirements relative to our accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.
Notes to Consolidated Financial Statements — General
Staff’s Comment #5: We note your disclosure on page 4 that costs related to legal proceedings and settlements have materially impacted your consolidated financial statements and that it is possible the cost of current known or future unknown litigation and claims could have a material adverse effect to you. In future filings, please include the disclosures required by paragraph 9 and 10 of SFAS 5 for your known litigation and claims. If the likelihood is remote that a material amount of loss or additional loss has been incurred, please state as such. Please provide us with the disclosures you intend to include in future filings.
Company’s Response: In future filings we will include the disclosures required by paragraph 9 and 10 of SFAS 5 for our known litigation and claims, when the likelihood is not remote that a material amount of loss or additional loss has been incurred. In future annual filings, when the likelihood is remote that a material amount of loss or additional loss has been incurred, we will expand our disclosure of the legal costs component of “Note 1 ACCOUNTING POLICIES.” Utilizing the disclosures in our Form 10-K for the fiscal year ended December 31, 2008 for illustrative purposes, the following is an example of the critical accounting policies and estimates disclosures we intend to include in future annual filings:

Securities and Exchange Commission
July 9, 2009

Legal Costs and Contingencies:
     Estimated legal costs expected to be incurred in connection with claims, lawsuits and environmental matters are accrued in the consolidated financial statements. The costs accrued at December 31, 2009 and 2008, were not material.
     The Company assesses the need to record contingent liabilities on a case-by-case basis. Reserves are recorded when the Company, in consultation with counsel, determines that a loss related to a matter is both probable and reasonably estimable. If no accrual for a loss contingency has been recorded, but there is at least a reasonable possibility that a loss or an additional loss may have occurred, the Company discloses, when material, the nature of the contingency and provides an estimate of the possible loss or range of loss or states that such an estimate cannot be made. As of December 31, 2009 and 2008, there were no material reserves for litigation and contingencies recorded, and the Company believes the likelihood that a material amount of loss or additional loss has been incurred is remote.
Staff’s Comment #6: We note that you recognized a $5 million pre-tax gain on the sale of a component of the Friction Control Products reporting segment within selling, general and administrative expenses line item of the consolidated statements of income during fiscal year 2007. In future filings, please provide the disclosures required by paragraph 47 of SFAS 144, as we note that the gain is 4.8% of income before income taxes. Further, please ensure your disclosure provides investors with sufficient information to understand why you did not classify the sale within discontinued operations based on the guidance in paragraphs 41-44 of SFAS 144.
Company’s Response: In future filings we will expand our disclosure in “Note 11 BUSINESS SEGMENT INFORMATION” to provide investors with sufficient information to understand that this disposition and the operations and balance sheet of this component were not material to the Company. For the Staff’s benefit, the 2007 operating results associated with the activities of the component of the segment sold were less than 1% of net sales, less than 1% of income before income taxes and related assets were less than 1% of total assets.
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Liquidity and Capital Resources, page 16
Staff’s Comment #7: We note that inventories, net increased 17.7% as of April 4, 2009, compared to December 31,2008; however, net sales for the first quarter of fiscal year 2009 declined as compared to the same quarter for fiscal year 2008 and for the fourth

Securities and Exchange Commission
July 9, 2009

quarter of fiscal year 2008. We also note that inventories, net is 27.6% of total current assets and 14.9% of total assets as of April 4, 2009. As such, please provide a discussion and analysis of the realizability of inventories, net in future filings to allow investors to understand why inventories are increasing even though sales are declining and considering you expect this trend to continue for at least a significant portion of 2009. In this regard, you may consider providing inventory turnover ratios along with an analysis of the differences between reporting periods. Refer to Instruction I to Item 303(A) of Regulation S-K for guidance.
Company’s Response: In future filings we will provide a discussion and analysis of the realizability of inventories, net to allow investors to understand: (i) if applicable, why inventories are increasing even though sales are declining and (ii) the expectations for future inventory levels relative to sales expectations. Additionally, the Company will consider the Staff’s suggestion of providing inventory turnover ratios along with an analysis of the differences between the reporting periods.
Staff’s Comment #8: We note your disclosure on page 18 that a bankruptcy filing by a significant wind energy customer may result in uncollectible accounts receivable and unusable inventory. In future filings, please disclose the amount of accounts receivable and inventory that are at risk for being uncollectible or unrealizable, respectively. Provide discussion in MD&A of the potential impact on your orders, sales and profitability. Refer to Item 303(A)(l) of Regulation S-K and Instructions 2 and 3 of Item 303(A) of Regulation S-K for guidance.
Company’s Response: In future filings we will disclose any material amount of accounts receivable and inventory that are at risk for being uncollectible or unrealizable, respectively. Also, we will provide discussion in Management’s Discussion and Analysis of any material potential impact on our orders, sales and profitability. If the amounts of the aforementioned items are not material, we will disclose as such.
Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009
Compensation Discussion and Analysis, page 12
Compensation Program Components, page 12
Staff’s Comment #9: We note that you use survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the survey data had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or

Securities and Exchange Commission
July 9, 2009

making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.
Company’s Response:
Our Compensation Committee from time to time considers market compensation information when making compensation determinations for the Company’s executives, including the named executive officers. The source of such information may include general, publicly available information gathered by management at the Committee’s request, or data provided by compensation consultants engaged by the Committee. As noted in our proxy statement for our 2009 Annual Meeting of Stockholders, in 2008, the Committee engaged Towers Perrin to review market trends and peer company practices to assist the Committee in evaluating compensation for 2008. Towers Perrin’s report to the Committee indicated that it considered several published compensation surveys for market data and that it used Watson Wyatt’s 2007/2008 Industry Report on Top Management Compensation for cash compensation data and Towers Perrin’s 2007 Executive Compensation Databank for long-term incentive market data. The information reported to the Committee based on these surveys was broad-based, anonymous compensation data for seven executive positions. Towers Perrin did not compare the Company’s compensation against a named list of companies. Further, the market based information provided by Towers Perrin was only one of many factors considered by the Compensation Committee when making pay determinations, and the Compensation Committee did not and does not expect to benchmark or target a precise percentile or pay level relative to this information or any market information secured in the future. Instead, the Compensation Committee examines data in these surveys to obtain a general understanding of current compensation practices for specific positions, which we believe is not benchmarking under the Staff’s guidance in Question 118.05. As noted in the 2009 proxy statement, the Compensation Committee seeks to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of similarly sized manufacturers in similar industries and this data assists the Committee in achieving this goal. However, the Committee considers this data along with other factors such as the performance of the Company and of each executive in setting compensation. We will revise our disclosure in the future to explain that we review broad-based, third party survey data to obtain a general understanding of current compensation practices for specific positions and to clarify that we do not engage in benchmarking. To the extent Towers Perrin or another compensation consultant is engaged to provide survey information to the Committee, we will provide a discussion of their report similar to that noted above in future filings. If, in the future, we engage in benchmarking as that term is defined in the Staff’s guidance, we will disclose the required information.

Securities and Exchange Commission
July 9, 2009

Staff’s Comment #10: A principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different from other executive officers. Please see Section ll.B.1. of Commission Release No. 33-8732A. In this regard, we note the disparities between the amounts of cash and equity compensation you paid to Mr. O’Leary and the amounts you paid to your other named executive officers. With a view toward future disclosure, please provide us with a more detailed discussion of how and why Mr. O’Leary’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.
Company’s Response:
The differences between Mr. O’Leary’s compensation and the compensation of our other named executive officers do not result from the application of different policies to individual named executive officers. With the exception of a Supplemental Executive Retirement Plan, or SERP, in which he is the only NEO participant, Mr. O’Leary receives the same types of compensation as our other named executive officers. Differences in the amounts of each type of compensation he receives are a product of several factors. First, as President and Chief Executive Officer, Mr. O’Leary has the most significant potential to make, and has made, the greatest impact on our business and financial results. Second, Mr. O’Leary’s compensation package is intended to compensate him for his additional duties as Chairman of our Board of Directors. Third, in March 2007 we entered into an employment agreement with Mr. O’Leary in connection with his employment as President and Chief Executive Officer. As explained in our proxy statement for our 2009 Annual Meeting of Stockholders, Mr. O’Leary’s employment agreement establishes both his minimum level of base salary and his right to participate in the SERP. We negotiated the terms of his employment agreement with Mr. O’Leary in order to recruit him to our executive team and believe that the various elements of his compensation package are important factors for retaining Mr. O’Leary’s services. Finally, the Compensation Committee considered general market information for others who have responsibilities comparable to Mr. O’Leary, including the market survey data provided by Towers Perrin in 2008, and concluded that Mr. O’Leary’s overall level of compensation, as well as the amount of each component he received, was appropriate. As requested, in the compensation discussion and analysis disclosure in future filings, we will more clearly explain the factors related to Mr. O’Leary’s compensation as outlined above and to compensation increases for Mr. O’Leary or others that are greater or of a different nature from other executive officers and will specifically address any significant variations among the salary increase percentages received by our named executive officers generally.

Securities and Exchange Commission
July 9, 2009

Role of Management and the NEOs in Determining Executive Compensation, page 13
Staff’s Comment #11: We note that your chief executive officer is actively involved in recommending executive compensation to the Compensation Committee. Please clarify whether the compensation committee conducts its own independent evaluation of the recommendations it receives from your executive management team.
Company’s Response:
At the request of the Compensation Committee, the Company’s Chief Executive Officer makes recommendations to the Committee concerning the compensation of the named executive officers other than him. When determining compensation levels, the Compensation Committee considers these recommendations but also conducts its own evaluation of overall Company performance, the individual’s scope of responsibility, relevant career experience, past and future contributions to the Company’s success, and competitive compensation data comparing our compensation levels against available market data, such as the data compiled by Towers Perrin in 2008. In evaluating these factors, the Compensation Committee has access to all of the performance and experience data we compile that is applicable to each of our named executive officers. The Compensation Committee also has access to human resources staff to assist it with the gathering and evaluation of these data points. The Compensation Committee does not base its considerations on any single one of these factors nor does it specifically assign relative weights to these factors. In many instances, judgments based on qualitative factors necessarily involve a subjective assessment by the Compensation Committee. The Company will make appropriate disclosure of this in future filings.
Base Salaries, page 14
Staff’s Comment #12: We note that base salaries for your named executive officers are initially determined by the compensation committee at levels deemed appropriate to attract candidates for specific positions, taking into account other elements of the company’s compensation package.
With a view toward future disclosure, please tell us what other elements the committee considered when setting the initial base salary of the named executive officers and the relative weight given to each element considered. In future filings, please provide a materially complete description of the factors that went into setting and adjusting the base salaries for your named executive officers.
Company’s Response:
As noted above, the Compensation Committee takes into consideration a variety of factors when determining and approving initial salaries of its named executive officers. The other elements of our compensation package referred to in our filing were the

Securities and Exchange Commission
July 9, 2009

anticipated participation in our equity compensation plan, including potential grants of options and restricted stock, and potential awards under our annual cash incentive plan and the value of participation in our other employee benefit plans and programs. To provide additional clarity around these factors, the Company will include disclosure substantially to the following effect in future proxy statements:
     We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. Base salaries for our named executive officers are initially determined by evaluating the responsibilities of the position held and the experience of the individual and comparing such salaries to salaries we pay to individuals with comparable levels of responsibilities and experience and salaries paid to others with comparable levels of responsibility and experience at similarly sized manufacturers in similar industries based on available competitive market data. We also negotiate base salary levels for new executives as part of their overall compensation package. In evaluating these factors, we also consider the other elements of compensation a new executive will be eligible to receive in addition to base salary, including intermediate term incentives such as awards under our annual cash incentive plan, long-term incentive compensation such as restricted stock and stock options, and the value of participation in our employee benefit plans and programs. The Compensation Committee believes this evaluation of all compensation elements is the best way to attract and retain executives and to motivate and align them with the Company’s short- and long-term goals. While the Compensation Committee considers each of the elements listed above in setting or approving an executive’s initial base salary, there is no formal weighting given to the various elements. In the context of the overall compensation package we offer, we believe that our base salaries and target levels for other elements of compensation are set at levels that allow us to attract and retain executives in a competitive market.
     The salaries of the named executive officers are reviewed annually by the Compensation Committee for adjustment. When making changes to base salaries of our executive officers, the Compensation Committee considers survey data and salaries paid in similarly sized manufacturers in similar industries, as well as a variety of other factors, including the Company’s past financial performance and future expected performance, the performance of the executives, changes in the executives’ responsibilities, the Chief Executive Officer’s recommendations and cost-of-living and other local geographic considerations, where applicable. The Company does not tie salary changes to the achievement of specific financial performance objectives, as significant portions of the named executive officers’ total compensation—i.e., bonuses and equity compensation—are already based on such objectives. The Compensation Committee does not assign specific weightings to each factor it considers. In setting each named executive’s salary for the coming fiscal year, the Compensation Committee also weighs heavily whether it subjectively believes that such executive has done a good job in the prior year. In years in which a named executive officer is promoted or given additional responsibilities, such facts are considered in determining such named executive officer’s base salary.

Securities and Exchange Commission
July 9, 2009

Staff’s Comment #13: We note your statement on page 14 that you do not disclose your EBITDA performance target used in connection with your annual incentives. For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation, we believe that target should be disclosed. The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.
Company’s Response:
We have considered Instruction 4 to Item 402(b) and the relevant authority cited. Our EBITDA targets constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company. Our EBITDA performance targets are established to challenge management by setting goals that, while achievable, require superior performance, and that are our consistent with our budgeted financial goals, which we do not disclose to the market. These targets are established to motivate management to achieve results that are deemed to be in the best interest of the Company and our stockholders and to tie their interest to our meeting and exceeding our established financial goals. As long as the target remains internal and protected from public disclosure, the Company is able to set challenging targets without the associated risk that the failure to achieve these targets could be used by the Company’s competitors to portray the Company’s performance inaccurately.
Disclosure of the EBITDA target, and the public perception if this target was not achieved, will cause competitive harm to the Company by enabling our competitors to: (1) gain insight into our business plans and forecasts, (2) impede our ability to attract and retain key employees, and (3) mischaracterize the implication of any failure to meet the performance targets. We operate in a competitive arena and believe that our strategic planning process, the attraction and retention of executives and other key employees, and timely and accurate disclosure of our financial performance are all highly important to our success.
First, by disclosing these targets the Company would give its competitors information about its forecasts for its business performance over time. Even if the Company’s disclosure explains that the EBITDA performance targets are designed to motivate performance and should not be viewed as guidance for company performance, the relative changes in targets over time would indicate how we forecast that our business will change over time. For instance, rapidly increasing EBITDA targets could indicate to competitors that we foresee significant growth for our business or that we intend to expand our business or possibly make an acquisition. In the environment in which we

Securities and Exchange Commission
July 9, 2009

operate, competitors could use this information to adjust their own business plans and strategies in response to information that is implicit in our EBITDA targets. Second, in the competitive environment in which we operate, the importance and effects of even slight advantages (or disadvantages) in recruiting and retention is magnified. We treat our compensation targets and goals as confidential since competitors could exploit this information in the development of their own recruiting and retention strategies to the prejudice of the Company. Disclosure of our performance targets would augment our competitors’ ability to recruit executives and other key employees of the Company. By knowing the performance targets we set from year to year for annual cash incentive bonuses, competitors could use data disclosed from prior years to closely approximate EBITDA target information for the current fiscal year and evaluate the likelihood that a given employee will receive his or her bonus, and possibly the amount of such bonus. As noted in our proxy statement, 100% of our target annual cash incentive bonus is based on achievement of our EBITDA target. Competitors could use our quarterly reported operating results to extrapolate whether the Company is likely to achieve its annual EBITDA performance target and can use information about achievement of such targets in prior years to attempt to demonstrate whether we set realistic goals for our employees. When a competitor determines that we are unlikely to pay our annual bonus, competitors may increase their recruiting efforts and can use their views on this issue in recruiting conversations with our employees.
Competitors may also use the Company’s performance targets to thwart the Company’s efforts to recruit employees. Armed with this information, competitors can mischaracterize the actual targets as unrealistic and unlikely to be achieved or more difficult to achieve than the competitor’s applicable criteria used for similar annual cash incentive bonus programs. In the event the target is not achieved, competitors may mischaracterize the failure as an indication of the Company’s financial well-being.
Finally, if the Company is required to disclose its EBITDA targets, the Company believes there is risk that these targets will become the de facto targets against which the market will measure its performance, irrespective of the fact that the Company does not otherwise provide performance guidance to the marketplace. As a direct result of disclosing our EBITDA target, we will effectively be providing information to the market that will be perceived as guidance regarding our expected financial performance whether the targets are based on our budgeted performance or are established as “stretch” goals for exceeding our budgeted performance. Whether it is intended or not, these targets if not achieved will be negatively perceived and inappropriately used by our competitors as an indication of our poor performance. Comparisons between our EBITDA targets and our actual results could also lead customers or suppliers to conclude that our performance was weak, and thereby lessen their willingness to do business with us on as favorable terms as they would if they perceived that our performance was strong. As a result, we could be placed in the position of not being able to challenge management through a compensation system that establishes financial performance targets other than those that are easily attainable.

Securities and Exchange Commission
July 9, 2009

Long-Term Equity Incentive Program
Staff’s Comment #14: With a view toward future disclosure, please provide us with a materially complete analysis of how and why the compensation committee established the mix and amounts of equity awards granted in 2008.
Company’s Response:
Equity-based compensation is an important and significant component of our executive compensation practices. We determine whether to grant long-term equity incentive compensation to our named executive officers in fiscal 2008 based on the factors described on page 15 of the proxy statement for our 2009 Annual Meeting of Stockholders, including the perceived value such grants will provide and the benefits that the grant may have on long-term stockholder value. Our proxy statement also discloses that we believe that equity incentive compensation is an important tool to encourage executive retention and foster a focus on long-term results. As a result, the equity-based awards to our named executive officers are generally subject to multi-year time-based vesting schedules. In setting the form and level of equity grants for named executive officers, the Compensation Committee considers a variety of factors including:
•	Market competitive levels of total compensation;

•	Market competitive levels of equity-based compensation;

•	The overall mix of cash and equity-based compensation, for fiscal 2008 including the fact that the Committee froze base salary levels and no cash bonuses were earned;

•	The Company’s recent performance and trends;

•	The executive’s recent performance and potential future contribution;

•	The retention strength of previously granted outstanding awards, including their current and anticipated value;

•	The resulting availability of shares under shareholder approved equity plans; and

•	The resulting cost to the Company.
In considering these factors in 2008, the Compensation Committee used a blend of stock options and restricted stock for the following reasons:
•	More closely reflect competitive market practices;

•	Retain a strong performance orientation and direct shareholder alignment;

•	Improve the retention strength of the program; and

•	Better align company cost and participant value.
In considering grant levels for named executive officers, the Compensation Committee established award levels based on its deliberations, independent reviews, knowledge and consultations and compensation surveys. The level of grants to each named executive

Securities and Exchange Commission
July 9, 2009

officer was based upon the seniority and contribution of the executive for the current period. The factors relating to the level of equity awards received by Mr. O’Leary were the same ones used for other executive officers. The aggregate size of the grants to him was based on the same factors discussed in response to Comment 11 above. There is no precise formula or weighting applied to any of the factors considered as changing business conditions, competitive market practices and regulations necessitate differing priorities to maximize effectiveness while minimizing cost and dilution. In future filings, to the extent material to an understanding of our compensation policies and practices, we will include a discussion of the various factors considered in setting the mix of equity compensation.
* * * *
We hope that the foregoing has been responsive to your comments. The Company hereby acknowledges that:
(a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
(b) United States Securities and Exchange Commission (“Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c) it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
The Company appreciates the opportunity to enhance our public disclosures. If you have any questions or comments relating to any of the foregoing, please feel free to contact me at (734) 680-2009.
Sincerely,
/s/ Peter C. DeChants

Peter C. DeChants
Senior Vice President, Chief Financial Officer
Kaydon Corporation